

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010   December 9, 2005

<u>Via facsimile and U.S. Mail</u>

Mr. Michael C. Linn, President and Chief Executive Officer
Linn Energy, LLC
650 Washington Road, 8th Floor
Pittsburgh, Pennsylvania 15228

Re: Linn Energy, LLC
Amendment No. 3 to Registration Statement on Form S-1
Filed November 23, 2005
File No. 333-125501

Dear Mr. Linn:

We have reviewed your filing and have the following accounting and engineering comments. We may have additional comments upon completion of our legal review. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Financial Statements

Consolidated Balance Sheet

1. We have reviewed your response to prior comment numbers 15 and 16. Please revise the proforma information to only give effect to your changes in capitalization that will occur subsequent to the latest balance sheet as a result of your initial public offering.

Engineering comments

2. Comments below refer to the redline version of the document.

Prospectus Summary, page 1

3. Here you disclose "a finding and development cost of $1.21 per MCFE." Amend your document to incorporate future estimated development costs for proved undeveloped reserves that were included in this calculation.

Natural Gas Prices, page 3

4. You statement "…our total expected [2006] production volume of 8,655 MMCFE." does not agree with the 8,430 MMCFE projected for 2006 in your third party 9-30-05 reserve report. Also your estimated 2006 revenue, $83.3 million, on page 50 does not agree with $81.1 million (= 8,430 MMCFE @ $9.62/MCFE). Please reconcile these differences to us with technical support. Address whether your third party reserve report includes your Exploration Partners properties. Amend your document if appropriate.

Notes to Consolidated Financial Statements, page F-9

Net Proved Natural Gas Reserves, page F-27

5. We note your statement, "The 11,673,905 Mcfe revisions of previous estimates are upward changes resulting from new information, with the majority of the increase related to development drilling that increased the Company's proved undeveloped acreage." In our prior comment 30, we asked that you amend your document to

remove from revisions the change in estimated proved reserve volumes that are due to an increase in proved acreage. We reissue our prior comment 30.

<u>Linn Energy LLC</u>

<u>Financial Statements</u>

<u>Consolidated Balance Sheet</u>

We have reviewed your response to prior comment numbers 15 and 16. Please revise the proforma information to only give effect to your changes in capitalization that will occur subsequent to the latest balance sheet as a result of your initial public offering.

<u>Closing Comments</u>

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions regarding the accounting comments to Kevin Stertzel at (202)551-3723 or, in his absence, to Jill Davis, Accounting Branch Chief, at (202)551-3683. Direct questions on engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Melinda Kramer at (202) 551-3726 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Tull Florey, Esq.

        Melinda Kramer
        Timothy Levenberg
        Kevin Stertzel
        Jill Davis
        Ronald Winfrey